For Immediate Release


CONTACT: Jacqueline Hanson                  Tom Donnelly
         Corporate Communications           Chief Financial Officer
         Net Perceptions, Inc.              Net Perceptions, Inc.
         952-842-5063                       952-842-5400
         jhanson@netperceptions.com         tdonnelly@netperceptions.com



                        NET PERCEPTIONS, INC. ADOPTS
                          STOCKHOLDER RIGHTS PLAN

MINNEAPOLIS, (June 1, 2001) - Net Perceptions, Inc. (Nasdaq: NETP), announced today that its Board of Directors has adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.0001 per share, of the Company held by stockholders of record as of the close of business on June 14, 2001. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. Unless redeemed earlier, the Rights will expire on June 14, 2011.

Each Right, if it becomes exercisable, initially will entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock for $15.00. In general, if any person acquires shares of the Company's common stock representing 15% or more of the total votes entitled to be cast on matters submitted to a vote of the Company's stockholders, each Right will become exercisable to purchase shares of the Company's common stock with a value equal to two times the Right's exercise price. In addition, after any person acquires the Company's common stock representing 15% or more of the total votes entitled to be cast on matters submitted to a vote of the Company's stockholders, if the Company is merged out of existence or sells 50% or more of its assets or earning power, each Right will become exercisable to purchase common shares of the acquiring corporation with a value equal to two times the Right's exercise price.

About Net Perceptions

Net Perceptions (Nasdaq: NETP) provides intelligent demand generation solutions to multi-channel retailers. Its Retail Revelations suite of software and services measurably improves merchandising, marketing and advertising effectiveness by providing actionable insight into product, promotion and customer interactions. Founded in 1996, Net Perceptions is headquartered in Minneapolis and has offices throughout the United States and in Europe. Customers include market leaders such as Best Buy, Brylane, GUS (Great Universal Stores), JC Penney, Kmart and Tesco. For more information visit http://www.netperceptions.com or call 800-466-0711.

Net Perceptions and its logo are registered trademarks of Net Perceptions. All other trademarks are the property of their respective owners. This news release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the company's limited operating history, delays in product development, development of the Internet market, changes in product pricing policies, competitive pressures, and the risk factors detailed from time to time in the company's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission.